SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Liquidia Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

53635D202
(CUSIP Number)

David Johnson
Caligan Partners LP
590 Madison Avenue
New York, NY 10022
(646) 859-8204

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,167,663 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,167,663 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,167,663 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 66,132 shares of Common Stock underlying director stock options
	8	SHARED VOTING POWER 7,167,663 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 66,132 shares of Common Stock underlying director stock options
	10	SHARED DISPOSITIVE POWER 7,167,663 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,167,663 shares of Common Stock 66,132 shares of Common Stock underlying director stock options
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 4 of 6 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

As a result of the termination of the investment management agreement by and between Caligan (as defined in Item 2 below) and the Caligan Account (as defined in Item 2 of the original Schedule 13D filed by the Reporting Persons and hereafter referred to as the "Separate Account"), effective as of December 3, 2021, the beneficial ownership reported in this Amendment No. 1 no longer includes the beneficial ownership by the Reporting Persons of the securities held by the Separate Account.

Item 2.	IDENTITY AND BACKGROUND

Item 2(a) of the Schedule 13D is hereby amended and restated as follows:

(a)

This statement is filed by:

(i) Caligan Partners LP, a Delaware limited partnership ("Caligan"), the investment manager of an affiliated fund (the "Caligan Fund"), with respect to the shares of Common Stock held by the Caligan Fund; and

(ii) David Johnson, the Partner of Caligan and Managing Member of Caligan Partners GP LLC, the general partner of Caligan ("Mr. Johnson," together with Caligan Partners GP LLC and Caligan, the "Caligan Parties"), with respect to the shares of Common Stock held by the Caligan Fund.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons used a total of approximately $18,062,511 (including brokerage commissions) to acquire the Common Stock reported herein. The source of the funds used to acquire the Common Stock reported herein was the working capital of the Caligan Fund. The director stock options reported herein were acquired by Mr. Johnson for his services rendered to the Issuer as a member of the Issuer's board of directors.

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 51,977,995 shares of Common Stock outstanding as of October 28, 2021, as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal year ended September 30, 2021, filed with the Securities and Exchange Commission on November 3, 2021, and assumes the exercise of the director stock options granted to Mr. Johnson.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Common Stock were effectuated by the Reporting Persons during the past sixty (60) days.

(d)	No person (other than the Reporting Persons and the Caligan Fund) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein. Caligan Partners CV IV LP, the Caligan Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Common Stock.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplanted by the addition of the following:

In connection with Mr. Johnson’s appointment, on August 20, 2021, Mr. Johnson was granted a non-qualified stock option to purchase 20,000 shares of the Common Stock pursuant to the Issuer’s non-employee director compensation policy. The option vests in 36 equal monthly installments, becoming fully vested on August 20, 2024, expires on August 20, 2031 and has an exercise price of $2.59.

On December 3, 2021, Caligan and the owner of the Separate Account terminated Caligan's management of the Caligan Account and entered into a consulting agreement according to which Caligan, as a consultant, shall advise the Separate Account as needed and upon request from time to time with regard to the management and direction of investment of the Common Stock and shall provide such additional services as are expressly and mutually agreed-upon between the Separate Account and Caligan in writing.

CUSIP No. 53635D202	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2021

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON